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S1 TES
GE COMMISSION
02023493 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

JUL 1 8 2002

| SEC FILE NUMBER |
8-48784

DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-01__ AND ENDING __12-31-01__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORP.

FIRST TITAN FINANCIAL, ~~INC.~~

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 YAMATO RD. #3130
(No. and Street)

BOCA RATON	FL.	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRIS D. HINCKLEY   972-556-1190
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, HINCKLEY, & COMPANY LLP
(Name — if individual, state last, first, middle name)

433 E. LAS COLINAS BLVD SUITE 1290	IRVING, TX.	75039
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P AUG 0 7 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, __SHAYNE WOOD_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FIRST TITAN FINANCIAL, INC._____, as of __DECEMBER 31_____, 19_2001_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST TITAN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS:		
Cash	18,015	$ -
Accounts receivable - affiliate (Note 3)	11,117	7,543
Deferred tax asset (Note 1)	-	3,935
Prepaid registration fees	16,975	7,115
Total current assets	46,107	18,593
TOTAL ASSETS	$ 46,107	$ 18,593

LIABILITIES AND STOCKHOLDER EQUITY

	2001	2000
CURRENT LIABILITIES:		
Accounts payable - trade	$ 3,746	$ -
Federal income tax payable	560	-
Payroll taxes payable	2,372	-
Cash overdraft	-	4,637
Accrued professional fees	5,000	5,000
Total current liabilities	11,678	9,637
STOCKHOLDER EQUITY :		
Common Stock, $2 par value, 100,000 shares authorized,		
5,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	15,000	15,000
Retained earnings	9,429	(16,044)
Total stockholder equity	34,429	8,956
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 46,107	$ 18,593

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000

	2000	2000
REVENUE		
Commission income	$ 340,337	$ -
OPERATING EXPENSES:		
Compensation and related costs	432,855	16,674
Professional fees	5,125	5,170
Regulatory fees and expenses	22,221	7,290
Other expenses	62,861	7,524
Expenses reimbursed by related party	(212,694)	(9,365)
Total Operating Expense	310,368	27,293
(LOSS)/INCOME FROM OPERATIONS	29,969	(27,293)
Interest income	-	1,063
Total Other Income	-	1,063
INCOME (LOSS) BEFORE INCOME TAXES	29,969	(26,230)
PROVISION (BENEFIT) FOR INCOME TAXES (Note 4)		
Current	4,495	-
Deferred	-	3,935
NET INCOME (LOSS	$ 25,474	$ (22,295)

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities -		
Net income (loss)	$ 25,474	$ (22,295)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(3,574)	(7,543)
Prepaid expenses	(9,860)	(1,538)
Deferred tax asset	3,935	(3,935)
Accounts payable	3,745	(994)
Accrued expenses	2,932	5,000
Net change in cash	22,652	(31,305)
Cash at the beginning of the year	(4,637)	26,668
Cash at end of year	$ 18,015	$ (4,637)

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

	2001	2000
Interest	$ -	$ -
Income Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
AS OF DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 1999	10,000	15,000	6,250	31,250
Net Income			(22,295)	(22,295)
BALANCE, DECEMBER 31, 2000	10,000	15,000	(16,045)	8,955
Net Income			25,474	25,474
BALANCE, DECEMBER 31, 2001	$ 10,000	$ 15,000	$ 9,429	$ 34,429

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2001 AND 2000

The Company had no liabilities subordinated to creditors at December 31, 2001, nor at December 31, 2000.

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

First Titan Financial, Inc. (the Company), a Texas Corporation was incorporated in September 1995. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD). The Company sells undivided working interests in oil and gas properties to the general public.

Method of Accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes –

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. There were no deferred tax assets or deferred tax liabilities at December 31, 2001.

Adoption of SFSA No. 130 –

The Company adopted SFAS No. 130, Reporting Comprehensive Income. Certain prior year balances have been reclassified in order to conform to the current year presentation.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $6,337, which was $1,337 in excess of the required net capital of $5,000. At December 31, 2000, the Company had net capital of ($9637), which was ($14,637) deficient of the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company: Titan Oil & Gas Corporation. These companies have common ownership. Accounts receivable at December 31, 2001 and December 31, 2000 were $11,117 and $7,543 respectively.

4) ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas working interest marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

SUPPLEMENTARY INFORMATION

FIRST TITAN FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
FOR YEAR ENDED DECEMBER 31, 2001

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholder equity	$	34,429
Less non-allowable assets:		
Accounts receivable-affiliate		11,117
Prepaid registration fees		16,975
Net capital		6,337
Minimum net capital required		5,000
Excess (deficit) net capital	$	1,337
Aggregate indebtedness to net capital:		
Current liabilities	$	11,678
Aggregate indebtedness	$	11,678
Ratio: aggregate indebtedness to net capital		1.84 to 1

The difference between the above computation of net capital rule 15c3-1 and that
filed with the Company's unaudited December 31, 2001 FOCUS report is as follows:

December 31, 2001 FOCUS Report:	$	17,644
Additional nonallowable assets		(10,927)
Decrease in income		(750)
Additional allowable asset		370
December 31, 2001 Net Capital	$	6,337

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC
Rule 15cc3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has not complied with the exemptive requirements of Rule 15c3-3. The
Company did not maintain possession or control of any customer funds or securities
as of December 31, 2000

The accompanying notes are an integral part of these financial statements.

DANCE, HINCKLEY & CO., LLP

A Limited Liability Partnership
CERTIFIED PUBLIC ACCOUNTANTS
2300 Highland Village Rd
Suite 650
Highland Village, Texas 75077

Phone: 972-317-9575
Fax: 972-966-0142

Board of Directors
First Titan Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of First Titan Financial, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

> 1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net   capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
> 2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
> 3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or

operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a

timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Highland Village, Texas
February 26, 2001

Dance, Hinckley & Company

FIRST TITAN FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2001 AND 2000

DANCE, HINCKLEY & CO., LLP

A Limited Liability Partnership
CERTIFIED PUBLIC ACCOUNTANTS
2300 Highland Village Rd
Suite 650
Highland Village, Texas 75077

Phone: 972-317-9575
Fax: 972-966-0142

To the Board of Directors and Stockholder
of First Titan Financial, Inc.

We have audited the accompanying statements of financial condition of First Titan Financial, Inc. (a Texas corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Titan Financial, Inc. as of December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Highland Village, Texas
February 26, 2001

Dance, Hinckley & Company